SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

February 5, 2024

Via EDGAR

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Healthcare REIT, Inc.

Amendment No. 4 to Registration Statement on Form S-11

Filed January 29, 2024

File No. 333-267464

Ladies and Gentlemen:

On behalf of American Healthcare REIT, Inc. (the “Company”), we hereby transmit via EDGAR for filing under the Securities Act of 1933, as amended, an amended version (“Amendment No. 5”) of the Company’s Registration Statement on Form S-11 (the “Registration Statement”) relating to the proposed public offering of shares of the Company’s common stock, $0.01 par value per share. The Registration Statement has been revised to respond to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in your letter dated February 2, 2024 relating to Amendment No. 4 to the Company’s Registration Statement, filed on January 29, 2024 (“Amendment No. 4”), and to reflect certain other changes. Amendment No. 5 has been marked to show all changes made to Amendment No. 4.

Your comments with respect to Amendment No. 4 are reproduced below in bold text. The Company’s responses thereto are set forth immediately following the reproduced comments. All references to page numbers in the Company’s responses are to the page numbers in the prospectus included as part of Amendment No. 5 (the “Prospectus”). Capitalized terms used herein without definition have the meanings given in the Prospectus.

Distribution Policy, page 87

1.

We have reviewed your response to comment 4, and note that you have used a higher interest rate than was actually experienced in the trailing 12 month period to calculate the impact of the proposed paydown of your credit lines on your forward 12 month interest expense. Calculating the reduction in interest expense due to the increase in interest rates in this manner, rather than applying the current interest rate to the debt that remains for the forward 12 month period, has the impact of overstating the forward 12 month interest expense savings, and means that the effective interest rate on the remaining debt for the forward 12 month period must be something less than what was actually incurred in the trailing 12 month period, while you have stated that the assumed interest rate for the forward 12 month period should actually be higher than the trailing 12 month rate. Stated another way, an increase in interest rates should have the impact of increasing the interest expense on the remaining debt when compared to the interest expense on that portion of the debt in the prior period, and the $3.9M portion of the adjustment due to the increase in interest rates noted in your response has the opposite impact. Please tell us how you have determined you have a reasonable basis for this adjustment or revise.

The Company notes the Staff’s comment and has revised the disclosure on pages 89 and 90 of the Prospectus to reflect (a) that the interest expense savings due to the expected repayment of the Company’s Credit Facility with the net proceeds from the offering is calculated by removing all interest expense attributable to such indebtedness for the 12 months ended September 30, 2023 and (b) an increase to interest expense associated with indebtedness outstanding as of September 30, 2023 bearing interest at variable rates that is not repaid with the net proceeds from this offering (calculated assuming that the interest expense for such indebtedness reflects the increase in (i) the annual interest rate on each component of such debt as of January 19, 2024 from (ii) the annual interest rate on each such component for the 12 months ended September 30, 2023).

2.

We reissue our prior comment 5. We note that your estimated initial annual distribution is substantially more than the estimated cash available for distribution for the 12 months ending September 30, 2024. Please revise and expand your disclosure in your footnotes or elsewhere to specify the expected source of funds for this shortfall. Please note that the source of funds for the shortfall may not be future offerings. Also, revise your risk factor disclosure to address this shortfall.

The Company notes the Staff’s comment and has revised the disclosure on pages 78, 87 and 91 of the Prospectus to specify the expected source of funds for the shortfall.

*  *  *

United States Securities and Exchange Commission

February 5, 2024

Please do not hesitate to contact Sonia Barros (202) 736-8387 or the undersigned at (212) 839-5455 with any questions you may have regarding this filing.

Very truly yours,

/s/ Edward F. Petrosky
Edward F. Petrosky

cc:	Eric McPhee, Securities and Exchange Commission

Isaac Esquivel, Securities and Exchange Commission

Pam Long, Securities and Exchange Commission

Ruari Regan, Securities and Exchange Commission

Danny Prosky, American Healthcare REIT, Inc.

Bartholomew A. Sheehan III, Sidley Austin LLP

Jason Friedhoff, Sidley Austin LLP

Scott Chase, Goodwin Procter LLP